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                                                                Exhibit (a)(10)

           HASKEL INTERNATIONAL, INC.         HI HOLDINGS INC.
           100 East Graham Place              800 Third Avenue, 40th Floor
           Burbank, CA 91502                  New York, NY 10022


Contact:        R. Malcolm Greaves
                President and CEO
                Haskel International, Inc.
                (818) 843-4000

                Seth M. Hendon
                Vice President and Secretary
                HI Holdings Inc.
                (212) 446-9300

                                                      FOR IMMEDIATE RELEASE

          HI HOLDINGS INC. SUCCESSFULLY COMPLETES CASH TENDER OFFER
                AND ACQUIRES IN EXCESS OF 90% OF THE SHARES OF
                          HASKEL INTERNATIONAL, INC.


        NEW YORK, NEW YORK- April 20, 1999,- HI Holdings Inc., HI Merger Subsidiary Inc., Tinicum Capital Partners, L.P. and Edmundson International, Inc. announced today that the tender offer for all outstanding shares of common stock of Haskel International, Inc. ("Haskel") at a price of $12.90 per share in cash, net to the seller, without interest, expired as scheduled , at 12:00 midnight, New York City time, on Monday, April 19, 1999. Based on information provided by the Depositary, a total of approximately 4,674,044 (or 97.5%) of all outstanding shares of Class A common stock of Haskel and 100% of the outstanding shares of Class B common stock of Haskel were validly tendered.

        HI Holdings Inc., through its wholly-owned subsidiary, HI Merger Subsidiary Inc., has accepted for purchase all shares validly tendered and not withdrawn pior to the expiration of the tender offer. The acceptance of these shares results in HI Holdings Inc.'s ownership of in excess of 90% of each class of Haskel's outstanding common stock. The shares tendered will be purchased in accordance with the terms of the tender offer. Payment for the tendered shares is scheduled for April 23, 1999.

        In the second step of the transaction, HI Merger Subsidiary Inc. will be merged with and into Haskel and each Haskel share not previously purchased in the tender offer will be converted into the right to recieve $12.90 in cash without interest. The merger will be completed as soon as practicable.

        Further information regarding acceptance and payment for tendered shares is available from the Depositary, American Stock Transfer & Trust Company at (718) 921-8200 or (800) 937-5449.